Exhibit (a)(14)

                      [Primark Corporation Letterhead]

                                News Release

Contact:    Dana Kawiecki, Primark
            781.487.2131

        PRIMARK ANNOUNCES ADDITIONAL INFORMATION ON DUTCH AUCTION


WALTHAM, MA, June 18, 1998 - - Primark Corporation (NYSE/PSE: PMK) announces an update to its announcement made earlier today with additional information regarding the preliminary results of the Company's Dutch Auction self-tender, which expired Wednesday, June 17, 1998 at 12 o'clock midnight New York City time. The information provided in this announcement was not available at the time of the Company's earlier announcement.

The preliminary count by the depository for the Dutch Auction self-tender now indicates that approximately 10.7 million shares were tendered and not withdrawn (including approximately 2.3 million tendered through the guaranteed delivery procedure) at $34 per share or at the price to be determined under the Dutch Auction process provided for in the self-tender.

Due to the over subscription, the shares tendered at $34 per share or the Dutch Auction price will be prorated, except for shares tendered as odd lots which will be purchased in full. As a result, Primark expects to purchase approximately 42% of these shares. As stated earlier, the Company expects to purchase 4,540,000 shares at $34 per share. Given the significant number of shares tendered that will not be purchased by the Company, the NYSE has advised the Company that it will establish a "when distributed" market. The depository will return all shares not purchased by the Company as soon as practicable.

After the purchase of shares through the Dutch Auction self-tender, the Company will have approximately 22.6 million shares of its common stock outstanding.

Primark Corporation (WWW.PRIMARK.COM), headquartered in Waltham, Massachusetts, is a $400 million global information services company that collects, integrates and delivers financial, economic and market research information. Primark, with customers in 61 countries and 80 offices in 21 countries, serves financial, corporate and government decision- makers worldwide.


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